The WhiteWave Foods Company
1225 17th Street, Suite 1000
Denver, CO 80202

February 2, 2015

VIA EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Brad Skinner, Senior Assistant Chief Accountant
Michael Fay, Staff Accountant

Re:	The WhiteWave Foods Company
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
Form 10-Q for the Quarterly Period Ended September 30, 2014
Filed November 10, 2014
File No. 001-35708
Ladies and Gentlemen:
In this letter, The WhiteWave Foods Company (the “Company,” “WhiteWave,” “we,” “our” or “us”) responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated January 27, 2015 (the “Letter”) regarding our Form 10-K for the fiscal year December 31, 2013 (“Form 10-K”) and Form 10-Q for the quarterly period ended September 30, 2014. For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type. All page references in the response set forth below refer to page numbers in our Form 10-K. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Form 10-K.
Form 10-K for the Fiscal Year Ended December 31, 2013
Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38
North America Segment Results, page 47
1. The example disclosure provided in Schedule A, as part of your response to prior comment number 2 from our letter dated December 19, 2014, indicates, in part, that increases in almondmilk sales have been partially offset by decreases in soymilk sales. In future filings, to the extent that changes in reported line items are due to two or more factors, expand your disclosure to quantify the impact of each factor. See FRC 501.04.

Response: The Company acknowledges the Staff's comment and will disclose, in future filings, the causes of material changes in reported line items as necessary to comply with FRC 501.04.
Acknowledgments and Conclusion
The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filings

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (303) 635-4133 or jim.hau@whitewave.com. If the Staff disagrees with our response, we would appreciate the opportunity to discuss our responses via telephone at your convenience.
Very truly yours,
/s/ James T. Hau
James T. Hau
Vice President and Chief Accounting Officer

cc:	Kelly J. Haecker, Chief Financial Officer
Roger E. Theodoredis, Executive Vice President, General Counsel